Energy Fuels Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended
September 30, 2014
(Unaudited)
(Expressed in U.S. Dollars)

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(Expressed in thousands of U.S. dollars)

	September 30, 2014	December 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$13,463	$6,628
Marketable securities (Note 5)	455	409
Trade and other receivables	5,008	653
Inventories (Note 6)	30,682	28,040
Assets held for sale (Note 8)	1,453	4,415
Prepaid expenses and other assets	546	757
	51,607	40,902
Non-current
Inventories (Note 6)	799	-
Property, plant and equipment (Note 8)	71,162	100,969
Investment in Virginia Energy Resources Inc. (Note 7)	448	1,012
Intangible assets	3,882	7,772
Restricted cash (Note 10)	16,452	25,478
	$144,350	$176,133

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$3,730	$5,442
Current tax liabilities	188	-
Deferred revenue	1,650	1,429
Current portion of long-term liabilities
Decommissioning liability (Note 10)	157	172
Loans and borrowings	485	378
	6,210	7,421
Non-current
Decommissioning liability (Note 10)	13,597	13,627
Loans and borrowings	18,202	17,952
	38,009	39,000

Shareholders' equity
Capital stock (Note 11)	$232,835	$232,089
Contributed surplus	22,419	21,182
Share purchase warrants	4,714	4,838
Deficit	(153,960)	(120,366)
Accumulated other comprehensive gain (loss)	333	(610)
	106,341	137,133
	$144,350	$176,133

Additional footnote references
     Commitments and contingencies (Note 14)
     Subsequent events (Note 15)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Larry Goldberg , Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

REVENUES (Note 13)	$21,164	$24,504	$46,050	$63,545

COST OF SALES
Production cost of sales	(11,858)	(18,192)	(27,209)	(48,012)
Depreciation, depletion and amortization	(1,124)	(3,090)	(3,073)	(7,172)
Impairment of inventories	-	(598)	-	(2,562)
TOTAL COST OF SALES	(12,982)	(21,880)	(30,282)	(57,746)
GROSS PROFIT	8,182	2,624	15,768	5,799
Care and maintenance expenses	(1,074)	(900)	(2,614)	(3,915)
Selling, general and administrative expenses (Note 13)	(3,581)	(8,193)	(12,620)	(17,676)
Finance income (expense) (Note 13)	(168)	(1,754)	(2,925)	(3,804)
Impairment of plant, property and equipment (Note 9)	-	(60,257)	(30,781)	(60,257)
Impairment of Virginia Energy Resources (Note 7)	(368)	(1,297)	(368)	(1,297)
Other income (expense)	275	(695)	144	(750)
NET INCOME (LOSS) BEFORE TAXES	3,266	(70,472)	(33,396)	(81,900)
Income tax expense	(190)	-	(198)	(8)
NET INCOME (LOSS) FOR THE PERIOD	3,076	(70,472)	(33,594)	(81,908)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
Unrealized gain (loss) on available-for-sale assets	(4)	-	348	-
Gains on available-for-sale financial assets reclassified to profit or loss (Note 5)	-	-	(198)	-
Share of other comprehensive income (loss) of Virginia Energy Resources Inc.	15	(25)	74	(48)
Foreign currency translation adjustment	937	(458)	719	292
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$4,024	$(70,955)	$(32,651)	$(81,664)

INCOME (LOSS) PER COMMON SHARE
BASIC AND DILUTED INCOME (LOSS) PER SHARE (Note 12)	$0.16	$(4.30)	$(1.71)	$(5.51)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2014	2013

Capital stock (Note 11)
Balance, beginning of period	$232,089	$179,427
Shares issued for exercise of share purchase warrants	607	-
Shares issued for Virginia Energy shares	-	3,906
Shares issued for Investment in Virginia Energy	-	39
Shares and warrants issued for private placement	-	5,684
Shares issued for investor relations	-	167
Shares issued for property acquisitions	-	275
Shares issued for Strathmore Minerals Corp. asset purchase	-	37,097
Shares issued for Strathmore Minerals Corp. advisory fees	-	548
Shares issued to employees of Strathmore in consideration of termination liability	-	989
Shares issued for exercise of options	139	-
Share issuance costs	-	(413)
Balance, end of period	232,835	227,719

Contributed surplus
Balance, beginning of period	21,182	19,805
Share purchase warrants expired		105
Share-based compensation	1,256	1,538
Stock options exercised (Note 12)	(19)	-
Balance, end of period	22,419	21,448

Share purchase warrants
Balance, beginning of period	4,838	4,103
Share purchase warrants expired	-	(105)
Warrants issued for private placement	-	837
Share issuance costs for private placement	-	(58)
Exercised share purchase warrants	(124)	-
Balance, end of period	4,714	4,777

Deficit
Balance, beginning of period	(120,366)	(35,083)
Net loss for the period	(33,594)	(81,908)
Balance, end of period	(153,960)	(116,991)

Accumulated other comprehensive loss
Balance, beginning of period	(610)	(957)
Unrealized gain on available-for-sale assets	348	-
Gains on available-for-sale financial assets reclassified to profit or loss	(198)	-
Share of comprehensive loss of equity-accounted investees	74	(48)
Foreign currency translation reserve	719	292
Balance, end of period	333	(713)

Total shareholders' equity	$106,341	$136,240

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2014	2013

OPERATING ACTIVITIES
Net loss for the period	$(33,594)	$(81,908)
Items not involving cash:
Depletion, depreciation and amortization	7,133	14,162
Stock-based compensation	1,256	1,538
Finance expense	2,925	3,804
Unrealized foreign currency translation	(208)	(432)
Equity-settled share-based payment transactions	-	1,299
Impairment of plant, property and equipment (Note 9)	30,781	60,257
Impairment of inventories	-	2,562
Impairment of investment in Virginia Energy Resources LLC (Note 7)	368	1,297
Other expense	(160)	750
Share of equity-accounted investee	270	-
Cash received for services not yet provided	221	-
Change in non-cash working capital	(10,135)	5,452
Expenditures on reclamation of mineral interests	(884)	-
Interest received	34	375
	(1,993)	9,156
INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(859)	(3,690)
Expenditures on exploration, evaluation and development	(1,289)	(9,040)
Expenditures for Investment in Virginia Energy Resources Inc.	-	(269)
Cash received for sale of available-for-sale assets (Note 8)	1,995	-
Acquisition of Strathmore Minerals Corp., net of cash acquired	-	1,701
Proceeds from sale of property, plant and equipment	-	1,100
Proceeds from sale of marketable securities	415	780
Change in cash deposited with regulatory agencies for decommissioning liabilities, net of interest	9,026	3,717
	9,288	(5,701)
FINANCING ACTIVITIES
Issuance of common shares upon exercise of warrants, net of share issuance costs	483	6,205
Stock option exercises	120	-
Repayment of borrowings	(87)	(152)
Interest paid on convertible debentures	(869)	(882)
	(353)	5,171

INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	6,942	8,626
Effect of exchange rate fluctuations on cash held	(107)	161
Cash and cash equivalents - beginning of period	6,628	3,613
CASH AND CASH EQUIVALENTS - END OF PERIOD	$13,463	$12,400

Non-cash investing and financing transactions:
Issuance of shares for acquisition of joint venture interests	-	682
Issuance of shares for investment in Virginia Energy	-	3,945
Issuance of shares and warrants for acquisition of Strathmore Minerals Corp	-	37,097
Issuance of secured notes for acquisition of mineral properties	-	283

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and is now incorporated in the Province of Ontario. Energy Fuels Inc. registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd. Suite 600, Lakewood, Colorado, 80228 USA.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing properties, and extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing materials other than conventional ores, referred to as “alternate feed materials”.

In fiscal 2013, due to market conditions, the Company placed certain of its mines on standby.

In October 2013, the Company announced the change in its fiscal year end from September 30 to December 31, effective as of December 31, 2013. Accordingly, for the 2013 reporting year, the Company reported its audited consolidated financial statements for the fifteen month period ending December 31, 2013, compared with the twelve month period ended September 30, 2012. The interim reporting periods and their respective comparative periods in 2014 are as follows:

Period	Comparative Period
Three months ended March 31, 2014	2nd Quarter: Three months ended March 31, 2013
Six months ended June 30, 2014	3rd Quarter: Six months ended June 30, 2013
Nine months ended September 30, 2014	4th Quarter: Nine months ended September 30, 2013

2. BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) and do not include all of the information required for full annual financial statements and should be read in conjunction with the annual audited financial statements of the Company for the 15 month period ended December 31, 2013.

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company on November 12, 2014.

Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the 15 month period ended December 31, 2013.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the 15 month period ended December 31, 2013 except for as summarized below.

New accounting standards adopted during the current period

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2014.

(i)	IFRS 13 Fair value measurement
(ii)	IFRIC 21 Levies
(iii)	Amendments to IAS 32 Financial Instruments: presentation

The nature and effects of the changes are explained below.

(i)	IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value, and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards. This standard also requires additional disclosure about fair value measurement. As a result of adopting IFRS 13, the Company provided additional disclosures in Note 4.

(ii)	IFRIC Interpretation 21, Levies

On January 1, 2014 the Company adopted IFRIC Interpretation 21, Levies (“IFRIC 21”) 2014 with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. The adoption of IFRIC 21 did not have a material impact on these financial statements.

(iii)	Amendments to IAS 32 Financial Instruments: presentation

The amendments to IAS 32 Financial Instruments: presentation (“IAS 32”) clarify the criteria that should be considered in determining whether an entity has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The adoption of the amendments to IAS 32 did not have a material impact on these financial statements.

Future Accounting Changes

Annual Improvements to IFRS (2010 – 2012) and (2011-2013) cycles

On December 12, 2013 the IASB issued narrow-scope amendments to a total of nine standards as part of its annual improvements process. The IASB uses the annual improvements process to make non-urgent but necessary amendments to IFRS. Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014; earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

Annual Improvements to IFRS (2012-2014) cycle

On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 9 Financial Instruments

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009 the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)). The Company does not intend to early adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) and/or IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2015.

4. FAIR VALUE MEASURMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes the significance of the inputs used in making fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.

The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The Company has no financial instruments measured at fair value categorized in Level 2 or 3 (valuation technique using non-observable market inputs) as at September 30, 2014.

Financial assets and financial liabilities measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Marketable securities	455	-	-	455
Convertible debentures	18,532	-	-	18,532
	$18,987	$-	$-	$18,987

As at September 30, 2014, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable, accrued liabilities and loans and borrowings approximate their carrying values because of the short-term nature of these instruments.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

5. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale financial assets, are stated at their fair values, and consist of the following:

	September 30,	December 31,
	2014	2013
	$	$
Mega Uranium Ltd.
1,750,000 common shares (December 31, 2013 - 2,877,000)	293	243
Bayswater Uranium Corporation
nil common shares (December 31, 2013 - 2,759,807 common shares)	-	157
Other	162	9
	455	409

In the three and nine months ended September 30, 2014 the Company sold nil and 2,877,000 shares of Mega Uranium Ltd. (“Mega”) for gross proceeds of nil and $415 and recorded a gain of $198 in the statement of profit and loss. The Company also exchanged 2,759,807 shares of Bayswater Uranium Corporation ("Bayswater") for 1,750,000 shares of Mega.

The Company has classified its investments in Mega and Bayswater as available-for-sale investments and unrealized gains and losses or changes in fair value are recorded in other comprehensive income until realized.

The Company’s investments in marketable securities are classified as Level 1 in the fair value hierarchy outlined in IFRS 7 Financial Instruments: Disclosures as their fair value has been determined based on a quoted price in an active market.

6. INVENTORIES

	September 30,	December 31,
	2014	2013
	$	$
Concentrates and work-in-progress	27,569	19,754
Inventory of ore and alternate feed in stockpiles	799	4,618
Raw materials and consumables	3,113	3,668
	31,481	28,040
Inventories - by duration
Current	30,682	28,040
Long-term - ore in stockpiles	799	-
	31,481	28,040

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

7. EQUITY ACCOUNTED INVESTEES

The following table reconciles the summarized financial information to the carrying amount of Energy Fuels interest in Virginia Energy.

Carrying amount of interest in associate at December 31, 2013	$1,012
Share of loss in Virginia Energy for the nine months ended June 30, 2014	(270)
Share of other comprehensive income in Virginia Energy for the nine ended June 30, 2014	74
Impairment	(368)
Balance, September 30, 2014	$448

Virginia Energy generally releases its financial statements after Energy Fuels releases its financial statements. Accordingly, the Company records its share of Virginia Energy’s comprehensive income or loss using information available from the previous quarter. The Company has recorded a loss of $270 in other income (expense) and a gain of $74 in other comprehensive income (loss) for its share of comprehensive income or loss of Virginia Energy for the six months ended June 30, 2014.

During the nine months ended September 30, 2014, it was determined that the carrying amount of the Company’s investment in Virginia Energy exceeded the recoverable amount of the investment. The recoverable amount was based on an estimate of the investment’s fair value less costs of disposal. Fair value was derived from the price of the Company’s ownership of 9,439,857 Virginia Energy’s shares (VUI.V) at the close of the TSX Venture Exchange on September 30, 2014 less estimated selling costs of $24. As a result, the Company recorded an impairment charge of $368.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

8. PROPERTY, PLANT AND EQUIPMENT

			Mineral	Properties
	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at September 30, 2012	$80,618	$2,288	$-	$63,990	$146,896
Acquisition of Colorado Plateau Partners LLC &	-	-	-	1,997	1,997
Arizona Strip Partners LLC
Additions	3,174	3,057	-	13,297	19,528
Acquisition of Strathmore Minerals Corp	965	-	-	34,706	35,671
Disposals for the period	(1,502)	-	-	-	(1,502)
Reclassification to operating	-	5,179	-	(5,179)	-
Reclassification to care and maintenance	-	(3,169)	3,169	-	-
Revision of decommissioning liability	(2,071)	(28)	93	334	(1,672)
Reclassified to assets held for sale (2)	-	-	-	(4,415)	(4,415)
Balance at December 31, 2013	$81,184	$7,327	$3,262	$104,730	$196,503
Additions	934	-	-	1,187	2,121
Disposals for the period	(71)	-	-	-	(71)
Revision of decommissioning liability	926	-	-	-	926
Balance at September 30, 2014	$82,973	$7,327	$3,262	$105,917	$199,479
Depreciation, depletion, disposals and impairment
Balance at September 30, 2012	15,341	37	-	11,994	27,372
Depreciation for the period	8,460	-	-	-	8,460
Depletion for the period	-	622	-	-	622
Disposals for the period	(1,177)	-	-	-	(1,177)
Reclassification to care and maintenance	-	(232)	232	-	-
Impairment	36,298	4,173	2,730	17,056	60,257
Balance at December 31, 2013	$58,922	$4,600	$2,962	$29,050	$95,534
Depreciation for the period	749	-	-	-	749
Depletion for the period	-	1,296	-	-	1,296
Disposals for the period	(43)	-	-	-	(43)
Impairment (1)	22,594	1,431	300	6,456	30,781
Balance at September 30, 2014	$82,222	$7,327	$3,262	$35,506	$128,317

Carrying amounts
At September 30, 2012	$65,277	$2,251	$-	$51,996	$119,524
At December 31, 2013	$22,262	$2,727	$300	$75,680	$100,969
At September 30, 2014	$751	$-	$-	$70,411	$71,162

(1)

During the three months ended June 30 2014, the Company tested its property, plant and equipment for impairment (excluding any assets acquired pursuant to the acquisition of Strathmore Minerals Corp. and Titan Uranium Inc.) and recognized an impairment loss of $30,781. A summary of the impairment charge by asset is provided in Note 9.

(2)

During the 15 months ended December 31, 2013 the Company identified some non-core assets and reclassified them to assets held for sale. In the three months ended September 30, 2014 the company sold its interest in non-core mining assets on the Colorado Plateau for $500 cash, a $500 note receivable due in 2018 and assumption of the liabilities. The Company also sold 50% of its interest in the Copper King property for $1,495 in cash and a 50% interest in a new company created to complete the sale of the Copper King asset. The 50% interest in the new company is included in assets held for sale.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Pre-development and non-operating properties

The Company enters into exploration agreements from time to time whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of the carrying value of pre-development non-operating property expenses shown by area of interest:

	September 30,	December 31,
	2014	2013
	$	$
Colorado Plateau	-	2,282
Henry Mountains	-	1,170
Arizona Strip	-	3,002
Wyoming	44,232	43,372
New Mexico	26,179	25,854
Total	70,411	75,680

9. IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Impairment for the nine months ended September 30, 2014

In the three months ended June 30, 2014, the Company identified the drop in the U3O8 spot and long-term prices from April 1, 2014 through July 31, 2014 and a significant deterioration in the Company’s expectation of future uranium prices, as indicators of potential impairment and as such the Company performed a quantitative assessment of impairment.

For the purpose of performing impairment analysis, the Company’s White Mesa Mill together with its mines located in the Colorado Plateau, Henry Mountains and Arizona Strip geographic regions represent a single cash generating unit (“CGU”) (collectively referred to as “WMM CGU”).

Based on the impairment analysis, the Company recorded an impairment loss of $30,781, in the quarter ended June 30, 2014, with respect to the WMM CGU. No impairment was required with respect to the Company’s mineral properties in the Wyoming and New Mexico areas.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table summarizes the impairment charges for property, plant and equipment by area of interest for the nine month period ending September 30, 2014:

As at
September 30, 2014
Impairment loss
Plant and equipment	$(22,594)
Total plant and equipment	(22,594)
Mineral Properties
Operating
Arizona Strip	(1,431)
Total operating	(1,431)
Care and maintenance
Colorado Plateau	(300)
Total care and maintenance	(300)
Pre-development and non-operating
Colorado Plateau	(2,285)
Henry Mountains	(1,170)
Arizona Strip	(3,001)
Wyoming	-
New Mexico	-
Total pre-development and non-operating	(6,456)
Total	$(30,781)

Key Assumptions

The recoverable amount in the impairment analysis was determined based on the fair value less costs of disposal using discounted cash flow projections and various other pricing scenarios. Key assumptions used in the calculation of recoverable amounts include discount rates, uranium prices, future timing of production volume including the date when a mineral property can be brought into production and the expected cost to produce uranium and future care and maintenance and operating costs.

The Company’s estimate of future uranium sales prices were based primarily on the uranium prices prepared by industry analysts. For the purpose of the impairment analysis, management estimated a long-term uranium price of $43.50/lb. for the period up to December 31, 2014; a price range of $44.00/lb. to $52.00/lb. for the period 2015 to 2018 and $55.00/lb. to $60.50/lb. for the period 2019 to 2022. The Company used a pre-tax real discount rate of 10.5% based on the Company’s estimated weighted-average cost of capital for discounting the cash flow projections.

Impairment charges recognized against property, plant and equipment may be reversed if there are future changes in the assumptions or estimates used in determining the recoverable amounts of the WMM CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Sensitivity analysis

As the discounted cash flow analysis did not show any value as of June 30, 2014, the Company has written off all the cost basis associated with the WMM CGU. As such a 5% increase or decrease in the future uranium prices or a 1% increase or decrease in the discount rate would not result in a change in the recoverable amount.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

10. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following table summarizes the Company’s decommissioning liabilities:

	September 30,	December 31,
	2014	2013
	$	$
Reclamation obligations, beginning of period	13,799	15,199
Revision of estimate (1)	1,105	(1,933)
Sale of mining assets	(536)
Liability from acquisition of Colorado Plateau Partners LLC &
Arizona Strip Partners LLC	-	54
Liability from acquisition of Strathmore Minerals Corp	-	105
Accretion	306	416
Reclamation work	(920)	(42)
Reclamation obligations, end of period	13,754	13,799
Site restoration liability by location:
Exploration drill holes	157	172
White Mesa Mill	9,542	8,206
Colorado Plateau	1,558	2,053
Henry Mountains	450	441
Daneros	79	78
Arizona Strip	1,429	1,550
Sheep Mountain	539	1,299
	13,754	13,799
Site restoration liability:
Current	157	172
Non-current	13,597	13,627
	13,754	13,799

(1)	Revision of estimates is as a result of a change in the risk-free discount rates used to calculate decommissioning liabilities.

The decommissioning and reclamation of the White Mesa Mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rates ranging from 0.20% to 3.34% based on US Treasury rates of varying lengths ranging from 1 to 30 years. The total undiscounted decommissioning liability as at September 30, 2014 is $26,389 (December 31, 2013 - $27,963). Reclamation costs are expected to be incurred between 2014 and 2040.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Restricted cash, which is held by or for the benefit of regulatory agencies to settle these future obligations, are comprised of the following:

	September 30,	December 31,
	2014	2013
	$	$
Restricted cash, beginning of period	25,478	28,525
Restricted cash from acquisition of Colorado Plateau Partners LLC & Arizona Strip Partners LLC	-	54
Restricted cash from acquisition of Strathmore Minerals Corp	-	902
Refunds and returns for the period (1)	(9,026)	(4,003)
Restricted cash, end of period	16,452	25,478

(1) Mill and mine reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado, Wyoming, New Mexico and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa Mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the nine months ended September 30, 2014, the Company had a net refunds and returns of $9,026 from its collateral account (December 31, 2013 – $4,003) as a result of the restructuring of the Company’s surety arrangements and the reduction of bonding requirements at some of the Company’s projects.

11. CAPITAL STOCK

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	2014		2013
	Shares	Amount $	Shares	Amount $
Balance, January 1,	19,601,251	232,089	13,642,672	179,427
Shares issued for exercise of share purchase warrants	61,301	607	-	-
Shares issued for exercise of options	15,000	139	-	-
Shares issued for Virginia Energy shares	-	-	437,028	3,906
Shares issued for Virginia Energy advisory fees	-	-	5,405	39
Shares and warrants issued for private placement	-	-	947,616	5,684
Shares issued for investor relations	-	-	21,000	167
Shares issued for property acquisitions	-	-	31,407	275
Shares issued for Strathmore Minerals Corp. asset purchase	-	-	3,728,419	37,097
Shares issued for Strathmore Minerals Corp. advisory fees	-	-	55,095	548
Shares issued to employees of Strathmore in consideration of
termination liability	-	-	107,645	989
Share issuance costs	-	-	-	(413)
Balance, September 30,	19,677,552	232,835	18,976,287	227,719

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

12. SHARE-BASED PAYMENTS

Stock options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the nine months ended September 30, 2014, the Company granted 307,250 stock options (September 30, 2013 – 496,121) with a fair value of $1,600 to its employees, directors and consultants recording stock-based compensation and recorded an expense of $1,256 (September 30, 2013 – $1,538 net of $312 capitalized). These options were granted with the following vesting conditions: 50% - immediately, 25% - one year after grant date, 25% - two years after grant date.

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

Risk-free rate	1.600%
Expected life	5.0 years
Expected volatility	81%∗
Expected dividend yield	0.0%
  Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the warrants.

The summary of the Company’s stock options at September 30, 2014 and the changes for the periods ending on those dates is presented below:

	Nine months ended
	September 30, 2014

		Weighted
	Range of	Average
	Exercise Prices	Exercise Price	Number of
	Cdn$	Cdn$	Options
Balance, beginning of period	7.60 - 44.22	14.27	795,318
Transactions during the period:
Granted	9.05	9.05	307,250
Exercised (1)	8.75	8.75	(15,000)
Forfeited	7.60 - 44.22	14.99	(146,955)
Expired	17.50	17.50	(21,000)
Balance, end of period	7.60 - 44.22	11.67	919,613

(1) Exercised on April 4, 2014

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table reflects the actual stock options issued and outstanding as of September 30, 2014:

	Options outstanding		Options Exercisable
		Weighted average		Weighted average
Exercise price		remaining		remaining
(Cdn$)	Quantity	contractual life	Quantity	contractual life
$0.00 to $9.99	456,450	4.11	314,500	4.02
$10.00 to $19.99	417,870	2.44	417,870	2.44
$20.00 to $29.99	31,976	1.49	31,976	1.49
$30.00 to $39.99	3,117	1.14	3,117	1.14
$40.00 to $49.99	10,200	0.77	10,200	0.77
	919,613	3.22	777,663	3.01

Diluted earnings (loss) per share

For the three months and nine months ended September 30, 2014 1,989,889 and 1,995,889 options and warrants as well as the potential conversion of the uranium debentures have been excluded from the calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

13. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Uranium concentrates	$21,082	$22,379	$45,755	$55,304
Vanadium concentrates	-	2,066	-	8,056
Alternate feed materials processing and other	82	59	295	185
Revenues	$21,164	$24,504	$46,050	$63,545

The components of selling, general and administrative expenses are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Intangible asset amortization	$(1,507)	$(2,120)	$(3,890)	$(5,342)
Selling expenses	(76)	(89)	(221)	(1,061)
Payments related to acquisition of Strathmore Minerals	-	(2,418)	-	(2,418)
General and administrative	(1,998)	(3,566)	(8,509)	(8,855)
Selling, general and administrative expenses	$(3,581)	$(8,193)	$(12,620)	$(17,676)

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The components of finance income (expense) are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Accretion expense	$(99)	$(85)	$(306)	$(247)
Gain (loss) on sale of marketable securities (Note 5)	-	(126)	198	(217)
Foreign exchange	7	2	-	8
Change in value of convertible debentures	344	(1,177)	(1,570)	(2,302)
Interest expense	(424)	(469)	(1,281)	(1,421)
Interest income	4	101	34	375
Finance income (expense)	$(168)	$(1,754)	$(2,925)	$(3,804)

A summary of depreciation, depletion and amortization expense recognized in these financial statements are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Recognized in production cost of sales	$(1,124)	$(3,090)	$(3,073)	$(6,624)
Recognized in care and maintenance expenses	-	(1,285)	-	(1,065)
Recognized in selling, general and administrative	(1,544)	(1,756)	(4,060)	(4,742)
Depreciation, depletion and amortization	$(2,668)	$(6,131)	$(7,133)	$(12,431)

14. COMMITMENTS AND CONTINGENCIES

General legal matters

In November 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In March 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September 2013. In October 2013, the Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company entered into a stipulation agreement with the Plaintiffs, which was extended in November 2014, under which the Company has agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of the Plaintiffs’ claims, or April 15, 2015, and the Plaintiffs have agreed to stay their appeal and Emergency Motions. In the meantime, Proceedings on the merits of the case are ongoing, with a judgment expected by the end of second quarter 2015. If the Plaintiffs are successful on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on the Company.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

In January 2014 the Acoma Pueblo filed a notice of appeal and separately filed a Complaint for Declaratory Judgment, in the Eleventh Judicial District Court of McKinley County, New Mexico, challenging the permit to dewater certain aquifers underlying the Company’s proposed Roca Honda uranium mine site. The Company does not believe the appeal and Complaint have merit and intends to defend against those actions. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. The Company does not believe any such outcome would materially affect the Company’s financial position, results of operations or cash flows. At the request of the parties, on July 10, 2014, the Court issued an Order staying these proceedings for 90 days, which was extended by the Court on October 10, 2014 for a further 90 days, pending settlement negotiations of the parties.

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings cells occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $38 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint.

15. SUBSEQUENT EVENTS

Sale of Pinon Ridge Mill License

On November 7, 2014 the Company completed the sale of its Pinon Ridge Mill license and related assets to a private investor group, through the sale of the Company’s wholly owned subsidiary Energy Fuels Resources Corporation, the licensee of the project. The consideration for the sale was a $550 secured promissory note, a cash payment in the amount of $240 to reimburse the Company for certain pre-closing expenses, and the assumption by the purchasers of all reclamation obligations relating to the project. In addition, the Company retained a throughput royalty on the project equal to $3.00 per ton of ore fed through the Pinon Ridge mill upon construction and commencement of operation.